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                                                             Filed by Sage, Inc.
                                       Pursuant to Rule 425 under the Securities
                                       Act of 1933, as amended, and deemed filed
                                        pursuant to Rule 14a-6 of the Securities
                                           and Exchange Act of 1934, as amended.
                                                    Subject Company:  Sage, Inc.
                                                 Commission File No.:  333-72202


This filing relates to a planned merger (the "Merger") between Genesis Microchip Incorporated ("Genesis") and Sage, Inc. ("Sage") pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated as of September 27, 2001 (the "Merger Agreement") by and between Genesis and Sage. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Registration Statement on Form S-4 filed by Genesis Microchip Inc. on October 25, 2001, and is incorporated by reference into this filing.

Sage; Chandra Reddy, Sage's President, Chief Executive Officer and Chairman of the Board; Michael Gumport, Glenn Marschel and N. Damodar Reddy, Sage's Directors; Donald S. Butler, Sage's Vice President Engineering; Arun Johary, Sage's Chief Technical Officer; Pratap G. Reddy, Sage's Chief Operating Officer; Aditya Srinivasan, Sage's Vice President Marketing and LCD Monitors and Simon P. Westbrook, Sage's Chief Financial Officer may be deemed to be participants in the solicitation of proxies from the stockholders of Sage and Genesis in favor of the Merger. A description of the interests of Chandra Reddy and the other executive officers and directors in Sage is set forth in the Proxy Statement for Sage's 2001 Annual Meeting of Stockholders, which was filed with the SEC on July 17, 2001 and in the Registration Statement on Form S-4, which was filed by Genesis Microchip Inc. with the SEC on October 25, 2001, including all amendments thereto. In addition to those interests, Chandra Reddy will serve as Genesis's Vice Chairman, Executive Vice President, Engineering, and based upon Sage share ownership as of December 31, 2001 will beneficially own 471,556 shares of Genesis common stock and options to purchase 100,000 shares of Genesis common stock.

The following is a letter sent by Sage on January 23, 2002 to Sage shareholders of record as of January 4, 2002:

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[LOGO OF SAGE]

                                   SAGE, INC.
                             1601 McCarthy Boulevard
                           Milpitas, California 95035


                                                                January 23, 2002


Dear Fellow Stockholder:


We have previously sent to you proxy material for the Special Meeting of Stockholders of Sage, Inc. to be held on February 11, 2002. Your Board of Directors recommends that stockholders vote FOR the proposed merger with Genesis Microchip Incorporated.

Since approval of the merger requires the affirmative vote of a majority of the outstanding shares, your vote is important, no matter how many or how few shares you may own. Whether or not you have already done so, please sign, date and return the enclosed proxy card today.

Very truly yours,




Chandrashekar M. Reddy

President and Chief Executive Officer

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             Remember, you can now vote by telephone or Internet --
        Simply follow the easy instructions on the enclosed proxy card.

             If you have any questions, or need assistance in voting
                  your shares please call our proxy solicitor,

                           INNISFREE M&A INCORPORATED
                          TOLL-FREE, at 1-888-750-5834.

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